NEWMARKET GOLD REPORTS STRONG FIRST QUARTER 2016 OPERATING PERFORMANCE PRODUCING
58,057 OUNCES; FOSTERVILLE ACHIEVES RECORD PRODUCTION AND RECORD MILL GRADE OF 7.34 G/T

Vancouver, B.C. – April 12, 2016 – Newmarket Gold Inc. (“Newmarket” or the “Company”)(TSX:NMI)(OTCQX: NMKTF) is pleased to announce production results for the three months ended March 31, 2016.

First Quarter 2016 Highlights

•	Strong consolidated production of 58,057 ounces was comprised of a quarterly record 33,138 ounces from Fosterville, 16,340 ounces from Cosmo and 8,579 ounces from Stawell
•	Fosterville achieves a quarterly record 33,138 ounces, record mill grade of 7.34 g/t Au, up 28% YoY, and strong recovery of 86.8%
•	27% improvement in Cosmo production over Q4, 2015 to 16,340 oz, grade of 3.09 g/t and recovery of 90.7%
•	8,579 oz production at Stawell at an average grade of 1.43 g/t and 79.9% recovery
•

Fosterville Gold Mine updated Mineral Reserves at year-end 2015 increased 34% to 244,000 ounces of gold, after depletion, as a result of the of the high-grade, visible gold-bearing Eagle Fault Zone which comprises approximately 18% of total Fosterville underground Mineral Reserves. Mineral Reserve grade as at year -end 2015 increased 25% to 6.95 g/t from 5.55 g/t as at December 31, 2014 (see Newmarket Press Release dated March 21, 2016)

•

Recent drilling results from the Fosterville Lower Phoenix gold system include drill intercepts of 500.7 g/t Au over 12.5 metres (“m”) (ETW* 4.5 m, UDH1501) and 112.2 g/t Au over 19.0 m (ETW* 11.9 m, UDH1487) (See Table 1, 2)

•	Fosterville’s new gravity gold circuit is operational and being commissioned with free gold currently being recovered

*ETW: Estimated True Width

Cash Balance and Working Capital

•

Cash balance of approximately US $52.1 million as at March 31, 2016 represents an increase of US $15.6 million from December 31, 2015. Working capital at quarter-end was approximately US$38.0 million and includes approximately US$3.8 million in growth expenditures during the quarter and US$5.0 million in proceeds from the exercise of warrants.

•	Total debt at March 31, 2016 was US$1.5 million following the full conversion and redemption of convertible debentures.

Douglas Forster, President & Chief Executive Officer of Newmarket stated: “Newmarket achieved a very strong first quarter where we substantially increased our cash position to US$52.1 million, underpinned by record results from our flagship Fosterville Gold Mine and a marked improvement in operating performance at Cosmo Gold Mine. A disciplined and continued focus on safety resulted in a 25% reduction in our total reportable injury rate compared to Q4, 2015. We also announced a significant increase in our Mineral Reserves at Fosterville and continued to advance on our high-priority, near-mine exploration targets on the Lower Phoenix gold system. Latest results from the Lower Phoenix system include drill intercepts of 500.7 g/t Au over 12.5 metres (ETW 4.5 m, UDH1501) and 112.2 g/t Au over 19.0 m (ETW 11.9 m, UDH1487).

Operationally, Fosterville continued to outperform during the first quarter with record quarterly production of 33,138 ounces and record mill grade of 7.34 g/t Au. Mill feed grades trended higher reflecting the processing of high grade, visible gold-bearing Eagle and East Dipper mineralization from the Lower Phoenix gold system. With the increased presence of visible gold from the Lower Phoenix system, Newmarket is currently commissioning a gravity gold circuit. We are encouraged with the commissioning progress and the potential for improvements in overall recoveries. During the quarter, Cosmo’s improved performance was demonstrated with a 27% sequential increase in production to 16,340 ounces reflecting higher mill feed grade of 3.09 g/t Au, and increased recovery of 90.7% .

With our strong start to 2016, a strong cash balance of US$52.1 million and essentially no-debt, Newmarket is exceptionally well positioned to fund key organic growth and exploration initiatives, while delivering on our 2016 production guidance of 205,000 – 220,000 ounces.”

First Quarter 2016 Consolidated Operating Summary

	Q1 2016	Q1 2015	Q4 2015
Ore Milled (tonnes)	572,451	585,720	586,940
Grade (g/t Au)	3.63	3.58	3.30
Recovery (%)	86.8%	86.4%	84.0%
Gold ounces Produced	58,057	59,676	53,179

Operating Mine Results

	Q1 2016	Q1 2015	Q4 2015
Fosterville Gold Mine
Ore Milled (tonnes)	161,868	175,327	179,450
Grade (g/t Au)	7.34	5.75	6.33
Recovery (%)	86.8%	89.2%	86.3%
Gold Production (oz)	33,138	29,135	31,519
Cosmo Gold Mine
Ore Milled (tonnes)	181,025	190,306	180,261
Grade (g/t Au)	3.09	3.70	2.56
Recovery (%)	90.7%	91.0%	86.9%
Gold Production (oz)	16,340	20,612	12,898
Stawell Gold Mines
Ore Milled (tonnes)	229,558	220,087	227,229
Grade (g/t Au)	1.43	1.75	1.50
Recovery (%)	79.9%	80.2%	80.0%
Gold Production (oz)	8,579	9,929	8,762

Total Gold ounces Produced	58,057	59,676	53,179

First Quarter 2016 Mine Operating Highlights

Fosterville Gold Mine

Fosterville produced 33,138 ounces of gold in Q1 2016, a new record quarterly production result surpassing the previous best achieved in Q3 2015 of 32,793. This result marked a 5% increase over the previous quarter and a 14% increase over Q1 2015.

Mine production continued to deliver strong, consistent performance during the quarter, producing 169,931 mined tonnes at an average grade of 7.22 g/t compared to 172,981 tonnes at 6.38 g/t in Q4 2015 and 178,676 tonnes at 5.85 g/t in Q1 2015. Compared to last quarter, mined tonnes were slightly lower however grade continued to increase to a new quarterly record level, a 13% increase on previous quarter and 23% higher than Q1 2015. The improvement was driven by continuing high-grade development and stope production on multiple levels in the Lower Phoenix area where both higher grade west and east-dipping lenses were extracted.

Mine development advanced at an average monthly rate of 597 m during Q1 2016, slightly below Q4 2015 (-5%) and Q1 2015 (-6%). Total development during the quarter included 191 m of growth development to extend a drill drive off of the Harrier decline to establish a platform for drilling into the Central and Phoenix areas.

During Q1 2016, the mill processed 161,868 tonnes at an average grade of 7.34 g/t compared to 179,450 tonnes at 6.33 g/t in Q4 2015, and 175,327 tonnes at 5.75 g/t in Q1 2015. Mill throughput was driven by availability of mine tonnes coupled with an 8kt increase in the stockpile over the quarter. Recovery for the quarter was 86.8% which was slightly ahead of the previous quarter (86.3%) and below Q1 2015 (89.2%) . Overall mill recovery was impacted in January and February by high stibnite levels which affected leach recovery, this improved in March with process optimization coupled with lower stibnite levels driving a record monthly recovery of 91.2% . In addition, construction of the gravity circuit upgrade was completed and commissioning commenced at the end of the quarter which is expected to improve recovery over the coming quarters.

Cosmo Gold Mine

Cosmo produced 16,340 ounces of gold in Q1 2016, a 27% improvement over the previous quarter due to significantly higher grade, reflecting a combination of mine sequencing and improvements in grade control, and also due to mill recovery.

Mine production delivered a strong performance in terms of volume and grade compared to the previous quarter, producing 192,939 mined tonnes at an average grade of 3.12 g/t compared to 181,254 tonnes at 2.62 g/t in Q4 2015 and 197,589 tonnes at 3.66 g/t in Q1 2015. Compared to the previous quarter, volume improved 6% with strong stoping performance in particular. Mined grade was 19% higher than Q4 2015 and improved successively throughout the quarter resulting in a record monthly mined grade for March of 4.18 g/t. This was driven by the production sequence moving towards the higher-confidence core of Mining Block 8 supported by initiatives to focus on ore quality.

Mine development reduced to 449 m compared to 1,048 m in the previous quarter as the focus shifted to stoping activities in Mining Block 8 and reducing the mining fleet by 1 jumbo. The important addition of the 640 Drill Drive commenced during the quarter as a growth development drive to provide a platform for a number of near-term drilling programs. The 640 Drill Drive advanced 108 m during the quarter.

The mill processed 181,025 tonnes at an average grade of 3.09 g/t compared to 180,261 tonnes at 2.56 g/t in Q4 2015, and 190,306 tonnes at 3.70 g/t in Q1 2015. Mill throughput was driven by availability of mine tonnes and a 12kt increase in the stockpile which will benefit the next quarter. Recovery for the quarter was 90.7% which was a significant improvement over the previous quarter of 86.9% (Q1 2015 – 91.0%) . Recovery for January and the first half of February was similar to the previous quarter, improvement from mid-February onwards was driven by the improvement in grade and a change to milling strategy through reducing daily throughput to improve dissolved oxygen levels. This reduction lead to a continuous milling campaign in March to process the stockpile increase from the previous month and delivered a strong recovery performance of 93.3% for the month.

Stawell Gold Mine

Stawell produced 8,579 ounces of gold in Q1 2016, down 2.1% compared to the previous quarter and down 13.6% compared to Q1 2015. Lower year-over-year quarterly gold production is due to a 0.8 g/t decrease in underground ore grade to 1.89 g/t in Q1 2016. Production in Q1 2016 consisted predominantly of non-reserve upper levels ore and the commencement of production in the Federal Albion. Ore delivery from Magdala was deferred to Q2 due to delays in ground support activities. Grade to the mill was reduced as underground production feed to the mill was supplemented with lower grade development ore sources.

Mine development was 824 m in Q1 2016 compared to 815 m in the previous quarter. Capital development advanced 82m into the U2 production area while operating development advanced 742 m in the Federal Albion South area.

Low grade oxide stockpiles continued to supplement underground ore resulting in total mill feed of 229,558 tonnes at 1.43 g/t and recovery of 79.9% .

Cash Balance and Working Capital Position

At March 31, 2016, preliminary cash balance was approximately US$52.1 million, a US$15.6 million improvement from Q4, 2015 cash of US$36.5 million. Working capital at quarter-end was approximately US$38.0 million and includes US$3.8 million invested in growth expenditures and US$5.0 million proceeds from the exercise of warrants. With the full conversion and redemption of convertible debentures, total debt at March 31, 2016 was only US$1.5 million.

Upcoming Events

•	Full financial results for the three months ended March 31, 2016 will be released Friday, April 29, 2016.

First Quarter 2016 Financial Earnings Results and Conference Call Details

Full financial results and associated operating and all-in sustaining cash cost details for the three months ended March 31, 2016 will be released on April 29, 2016 before the opening of the stock markets.

Douglas Forster, President and Chief Executive Officer, Robert Dufour, Chief Financial Officer, and Darren Hall Chief Operating Officer will also host a conference call to discuss the results on Friday, April 29 at 11:00 a.m. (EDT).

Participants may listen to the call by dialing toll free 1-800-319-4610 or 1-416-915-3239 at approximately 10:50 a.m. (EDT) and ask to join the Newmarket Gold conference call. International or local callers should dial 1-416-915-3239 at approximately 10:50 a.m. (EDT) and ask to join the Newmarket Gold conference call.

The call will also be webcast live at http://services.choruscall.ca/links/newmarketgold20160429.html and at www.newmarketgoldinc.com in the Events and Webcast section under the Investor Relations tab.

The live audio webcast will be archived and made available for replay at www.newmarketgoldinc.com.

Presentation slides which accompany the conference call will be made available in the Investors section of the Newmarket Gold website, under Presentations, prior to the conference call.

Qualified Person

Mark Edwards, MAusIMM (CP), MAIG, General Manager, Exploration, Newmarket Gold, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this press release.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Laura Lepore
Director, Investor Relations
Newmarket Gold, Inc.
T: 416.847.1847
E: llepore@newmarketgoldinc.com
www.newmarketgoldinc.com

Ryan King
VP, Corporate Communications
T: 604.540.8040
E: rking@newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian-listed gold mining and exploration company with three 100% owned operating mines across Australia. The Company is focused on creating substantial shareholder value by maintaining a strong foundation of quality gold production, over 200,000 ounces annually, generating free cash flow and maintaining a large resource base as it executes a clearly defined gold asset consolidation strategy. The Company is focused on sustainable operating performance, a disciplined approach to growth, and building gold reserves and resources while maintaining the high standards that the Newmarket Gold core values represent.

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this press release or incorporated by reference herein, except in accordance with applicable securities laws.

Table 1: Drill Assay Intercepts for Lower Phoenix Faults

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
Eagle
UDH1487	245.8	247.55	1.75	1.6	16.11	Eagle
UDH1487(1)	257.5	276.5	19.0	11.9	112.18	Eagle
Including(1)	260.0	267.0	7.0	4.4	290.4	Eagle
UDH1501(1)	284.35	296.85	12.5	4.5	500.74	Eagle
Including(1)	287.9	293.9	6.0	2.3	1038.61	Eagle
Including(1)	289.15	290.65	1.5	0.9	3849.57	Eagle
East Dipping
UDH1501	65.75	67.3	1.55	1.5	4.57	East Dipping
UDH1501	71.9	72.95	1.05	1.0	6.89	East Dipping

Notes:      (1) -  Visible gold observed in drill intercept

Drill intercepts greater than 30 Gram-Metres (gold grade x estimated true width) are shown in bold text

Table 2: Exploration Underground Drill Hole Collar Locations, Fosterville Gold Mine

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Depth (m)
UDH1487	6,512	1,755	4,307	283	-44	294.0
UDH1501	6,566	1,754	4,314	274	-35	326.9

Drilling and Assay QA/QC

Newmarket Gold has in place quality-control systems to ensure best practice in drilling, sampling and analysis of drill core. All diamond drill hole collars (Table 2) are accurately surveyed using a Leica Total Stations instrument and down hole deviations are measured by electronic multi-shot cameras.

All reported drill intercepts are from NQ2 sized diamond drill core that was either whole core sampled or cut longitudinally in half with a diamond saw. In the cases of sawn drill core, one-half of the drill-core was sent for assay and the other half retained for reference. Drill core sample intervals vary between 0.3 and 1.2m in length and were determined from logging of sulphide and visible gold.

Samples containing visible gold or considered likely to contain visible gold were separated from sulphide gold samples and dispatched independently for assaying. At the laboratory “visible gold” jobs were processed through a single pulverizer and material barren of gold was crushed before and after each sample to minimize the potential for gold to contaminate successive samples.

Assay results are based on 25-gram charge fire assays. Mean grades are calculated using a variable lower grade cut-off (generally 2 g/t Au) and maximum 2m internal dilution. No upper gold grade cut has been applied to the data. However, during future resource work the requirement for assay top cutting will be assessed.

Drill samples were assayed at On Site Laboratories, an independent laboratory in Bendigo, Victoria. The facility is registered ISO 9001:2008 (CERT-C33510). A lesser number of samples were also assayed at Gekko Systems Assay Laboratory in Ballarat, Victoria. The facility achieved NATA accreditation (No. 19561) in October 2015 in the field of chemical testing.